

JOHN DEERE

DEERE & COMPANY

One John Deere Place
Moline, Illinois 61265

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

February 22, 2006

Deere's annual stockholders' meeting will be held on Wednesday, February 22, 2006, at 10:00 a.m. central standard time at Deere's headquarters at One John Deere Place, Moline in Rock Island County, Illinois. You can find directions to our headquarters on the back cover of the proxy statement. At the annual meeting, stockholders will be asked to:

1. Elect directors *(see page 5)*;
2. Consider and vote on amendments to the John Deere Omnibus Equity and Incentive Plan *(see page 6)*;
3. Ratify the appointment of Deloitte & Touche LLP as Deere's independent registered public accounting firm for fiscal 2006 *(see page 14)*; and
4. Consider any other business properly brought before the meeting.

You may vote at the meeting if you were a Deere stockholder at the close of business on December 31, 2005.

To be sure that your shares are properly represented at the meeting, whether you attend or not, please sign, date and promptly mail the enclosed proxy card or voter instruction form in the enclosed envelope, or vote through the telephone or Internet voting procedures described on the proxy card or voter instruction form. If your shares are held in the name of a bank, broker or other holder of record, telephone or Internet voting will be available to you only if offered by them. Their procedures should be described on the voting form they send to you.

Along with the attached proxy statement, we are also sending you our 2005 annual report, which includes our financial statements. Most of you can elect to view future proxy statements and annual reports over the Internet instead of receiving paper copies in the mail. Please refer to page 3 of the proxy statement and your proxy card for further information.

For the Board of Directors,

JAMES H. BECHT
Secretary

Moline, Illinois
January 12, 2006

YOUR VOTE IS IMPORTANT

WE URGE YOU TO VOTE USING TELEPHONE OR INTERNET VOTING, IF AVAILABLE TO YOU, OR BY SIGNING, DATING AND RETURNING THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE. NO POSTAGE IS NECESSARY IF IT IS MAILED IN THE UNITED STATES.

TABLE OF CONTENTS

Why am I receiving this proxy statement?

Deere's Board of Directors is soliciting proxies for the 2006 annual meeting of stockholders. You are receiving a proxy statement because you owned shares of Deere common stock on December 31, 2005, and that entitles you to vote at the meeting. By use of a proxy, you can vote whether or not you attend the meeting. This proxy statement describes the matters on which we would like you to vote and provides information on those matters so that you can make an informed decision.

The notice of annual meeting, proxy statement and proxy are being mailed to stockholders on or about January 12, 2006.

What will I be voting on?

- Election of directors (*see page 5*).
- Approval of amendments to the John Deere Omnibus Equity and Incentive Plan (*see page 6*).
- Ratification of the independent registered public accounting firm *(see page 14)*.

How do I vote?

You can vote either *in person* at the annual meeting or *by proxy* without attending the annual meeting. We urge you to vote by proxy even if you plan to attend the annual meeting so that we will know as soon as possible that enough votes will be present for us to hold the meeting. If you attend the meeting in person, you may vote at the meeting and your proxy will not be counted.

Follow the instructions on your voting instruction form. Telephone and Internet voting is available to all registered and most beneficial holders.

Stockholders voting by proxy may use one of the following three options:

- filling out the enclosed *voter instruction form*, signing it, and mailing it in the enclosed postage-paid envelope;
- voting by *Internet* (if available, instructions are on the voter instruction form); or

- voting by *telephone* (if available, instructions are on the voter instruction form).

If you hold your shares in "street name," please refer to the information forwarded by your bank, broker or other holder of record to see which options are available to you.

The telephone and Internet voting facilities for stockholders will close at 11:59 p.m. eastern standard time on February 21, 2006. If you vote over the Internet, you may incur costs, such as telephone and Internet access charges, for which you will be responsible. The telephone and Internet voting procedures are designed to authenticate stockholders and to allow you to confirm that your instructions have been properly recorded.

If you hold shares through one of Deere's employee savings plans, your vote must be received by February 17, 2006 or the shares represented by the card will not be voted.

Can I change my vote?

Yes. At any time before your proxy is voted, you may change your vote by:

- revoking it by written notice to the Secretary of Deere at the address on the cover of this proxy statement;
- delivering a later-dated proxy (including a telephone or Internet vote); or
- voting in person at the meeting.

If you hold your shares in "street name," please refer to the information forwarded by your bank, broker or other holder of record for procedures on revoking or changing your proxy.

How many votes do I have?

You will have one vote for every share of Deere common stock that you owned on December 31, 2005.

How many shares are entitled to vote?

There were 235,115,136 shares of Deere common stock outstanding and entitled to vote at the meeting. Each share is entitled to one vote. There is no cumulative voting.

How many votes must be present to hold the meeting?

Under Deere's By-Laws, a majority of the votes that can be cast must be present, in person or by proxy, to hold the annual meeting.

How many votes are needed for the proposals to pass?

- The four nominees for director who receive the most votes will be elected.
- The affirmative vote of a majority of the shares present in person or by proxy must be cast in favor of the amendments to the John Deere Omnibus Equity and Incentive Plan.
- The affirmative vote of a majority of the shares present in person or by proxy must be cast in favor of the ratification of the appointment of the independent registered public accounting firm.

What if I vote "withhold" or "abstain"?

A vote to "withhold" on the election of directors will have *no effect* on the outcome. A vote to "abstain" on the other proposals will have the effect of a vote *against*.

If you vote "abstain," your shares will be counted as present for purposes of determining whether enough votes are present to hold the annual meeting.

What if I don't return my proxy card and don't attend the annual meeting?

If you are a holder of record (that is, your shares are registered in your own name with our transfer agent) and you don't vote your shares, your shares will not be voted.

If you hold your shares in "street name," and you don't give your bank, broker or other holder of record specific voting instructions for your shares, under rules of the New York Stock Exchange your record holder can vote your shares on the election of directors and the ratification of the independent registered public accounting firm but not on the compensation plan proposal.

If you don't give your record holder specific voting instructions and your record holder does not vote, the votes will be "broker non-votes." "Broker non-votes" will have *no effect* on the vote for the election of directors and the other two proposals. "Broker non-votes" will be counted as present for purposes of determining whether enough votes are present to hold the annual meeting.

What happens if a nominee for director declines or is unable to accept election?

If you vote by proxy, and if unforeseen circumstances make it necessary for the Board to substitute another person for a nominee, we will vote your shares for that other person.

Is my vote confidential?

Yes. Your voting records will not be disclosed to us except:

- as required by law;
- to the inspectors of voting; or
- if the election is contested.

The tabulator, the proxy solicitation agent and the inspectors of voting must comply with confidentiality guidelines that prohibit disclosure of votes to Deere. The tabulator of the votes and at least one of the inspectors of voting will be independent of Deere and its officers and directors.

If you are a holder of record or an employee savings plan participant, and you write comments on your proxy card, your comments will be provided to us, but your vote will remain confidential.

ANNUAL REPORT

Will I receive a copy of Deere's annual report?

Unless you have previously elected to view our annual reports over the Internet, we have mailed you our annual report for the year ended October 31, 2005 with this proxy statement. The annual report includes Deere's audited financial statements, along with other financial information, and we urge you to read it carefully.

How can I receive a copy of Deere's 10-K?

You can obtain, free of charge, a copy of our Annual Report on Form 10-K for the year ended October 31, 2005, by:

- accessing Deere's Internet site at www.deere.com/stock; or
- writing to:
  Deere & Company Stockholder Relations
  One John Deere Place
  Moline, Illinois 61265-8098.

You can also obtain a copy of Deere's Form 10-K and other periodic filings with the Securities and Exchange Commission from the SEC's EDGAR database at www.sec.gov.

ELECTRONIC DELIVERY OF PROXY STATEMENT AND ANNUAL REPORT

Can I access Deere's proxy materials and annual report electronically?

This proxy statement and the 2005 annual report are available on Deere's Internet site at www.deere.com/stock. Most stockholders can elect to view future proxy statements and annual reports over the Internet instead of receiving paper copies in the mail.

You can choose this option and save Deere the cost of producing and mailing these documents by:

- following the instructions provided on your proxy card or voter instruction form;
- following the instructions provided when you vote over the Internet; or
- going to www.icsdelivery.com/de and following the instructions provided.

If you choose to view future proxy statements and annual reports over the Internet, you will receive an e-mail message next year containing the Internet address to use to access Deere's proxy statement and annual report. The e-mail also will include instructions for voting over the Internet. You will have the opportunity to opt out at any time by following the instructions on www.icsdelivery.com/de. You do not have to elect Internet access each year.

HOUSEHOLDING INFORMATION

What is "householding"?
We have adopted a procedure called "householding," which has been approved by the Securities and Exchange Commission. Under this procedure, a single copy of the annual report and proxy statement will be sent to any household at which two or more stockholders reside if they appear to be members of the same family, unless one of the stockholders at that address notifies us that they wish to receive individual copies. This procedure reduces our printing costs and fees.

Stockholders who participate in householding will continue to receive separate proxy cards.

Householding will not affect dividend check mailings in any way.

If a single copy of the annual report and proxy statement was delivered to an address that you share with another stockholder, at your request to Deere & Company Stockholder Relations, One John Deere Place, Moline, Illinois 61265-8098, we will promptly deliver a separate copy.

How do I revoke my consent to the householding program?
If you are a holder of record and share an address and last name with one or more other holders of record, and you wish to continue to receive separate annual reports, proxy statements and other disclosure documents, you must revoke your consent by contacting Automatic Data Processing, Inc. ("ADP"), either by calling toll free at (800) 542-1061 or by writing to ADP, Householding Department, 51 Mercedes Way, Edgewood, New York 11717. You will be removed from the householding program within 30 days of receipt of the revocation of your consent.

A number of brokerage firms have instituted householding. If you hold your shares in "street name," please contact your bank, broker or other holder of record to request information about householding.

ELECTION OF DIRECTORS

Crandall C. Bowles, Vance D. Coffman, Arthur L. Kelly and Thomas H. Patrick are to be elected for terms expiring at the annual meeting in 2009.

The Corporate Governance Committee of the Board recommended these individuals to the Board and the Board nominated them.

Each nominee's age, present position, principal occupations during the past five or more years, positions with Deere and directorships in other companies appear below.

The term of Leonard A. Hadley, a director of the Company since 1994, expires at the annual meeting. Pursuant to the Company's mandatory retirement age for directors, Mr. Hadley and Mr. John R. Block, a director of the Company since 1986, are retiring from the Board following the annual meeting. The size of the Board is being reduced accordingly.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" ALL FOUR NOMINEES

Name and Age at December 31, 2005	Present Position, Principal Occupations during the Past Five Years, Positions with Deere and Other Directorships
Crandall C. Bowles Age 58 *Director from 1990 to 1994 and since 1999*	**Chairman and Chief Executive Officer of Springs Industries, Inc.** • Chairman and Chief Executive Officer of Springs Industries, Inc. (textiles) since April 1998 • Director of Deere from 1990 to 1994 and since 1999. Chair of Corporate Governance Committee and member of Executive and Compensation Committees
Vance D. Coffman Age 61 *Director since 2004*	**Retired Chairman of Lockheed Martin Corporation** • Retired Chairman of Lockheed Martin Corporation (aerospace, defense and information technology) since April 2005 • Chairman of Lockheed Martin Corporation – April 1998 to April 2005 • Chief Executive Officer of Lockheed Martin Corporation – August 1997 to August 2004 • Director of Deere since 2004. Member of Compensation and Corporate Governance Committees • Other directorships: Bristol-Myers Squibb Company and 3M Company

Name and Age at December 31, 2005	Present Position, Principal Occupations during the Past Five Years, Positions with Deere and Other Directorships
Arthur L. Kelly Age 68 *Director since 1993*	**Managing Partner of KEL Enterprises L.P.** • Managing Partner of KEL Enterprises L.P. (holding and investment partnership) since 1983 • Director of Deere since 1993. Chair of Compensation Committee and member of Executive and Pension Plan Oversight Committees • Other directorships: BASF Aktiengesellschaft, Bayerische Motoren Werke (BMW) AG, Northern Trust Corporation and Snap-on Incorporated
Thomas H. Patrick Age 62 *Director since 2000*	**Chairman of New Vernon Capital, LLC** • Chairman of New Vernon Capital, LLC (private equity fund) since 2003 • Executive Vice Chairman of Merrill Lynch & Co., Inc. – November 2002 to July 2003 • Executive Vice President and Chief Financial Officer of Merrill Lynch & Co., Inc. – February 2000 to November 2002 • Director of Deere since 2000. Chair of Pension Plan Oversight Committee and member of Audit Review and Executive Committees • Other directorships: Baldwin & Lyons, Inc., Computer Sciences Corporation and optionsXpress Holdings, Inc.

APPROVAL OF AMENDMENTS TO THE JOHN DEERE OMNIBUS EQUITY AND INCENTIVE PLAN

Summary of the Proposal

The Board of Directors has amended the John Deere Omnibus Equity and Incentive Plan (referred to in this section of the proxy statement as the "Plan"). The amendments were recommended to the Board by its Compensation Committee (the "Committee") and are subject to the approval of our stockholders. The proposed amendments:

• Increase by 8,250,000 the number of shares authorized for making awards under the plan;

• Reduce the total number of shares available for awards under the Plan by approximately 2.5 shares for each share awarded for other than stock options and stock appreciation rights; and

• Extend the period during which we may make grants to eligible employees to December 31, 2011.

Our stockholders originally approved the Plan in 2000 and approved amendments to the Plan in 2003. The Plan allows us to grant our salaried employees a range of compensation awards based on or related to Deere common stock, including stock options, stock appreciation rights, restricted stock or stock units, performance awards and substitute awards. Employees may lose certain of their awards unless they meet performance goals or restrictions are removed. We may use previously unissued common stock or common stock held in treasury for awards under the Plan.

The Plan initially reserved 9,500,000 shares of common stock plus approximately 4,900,000 unused shares authorized for prior plans. Of this total amount, 1,000,000 shares could be used for awards other than options and stock appreciation rights, including performance and restricted awards. The amendments approved in 2003 authorized an additional 9,000,000 shares for grants of options and stock appreciation rights.

As of December 31, 2005, approximately 2,619,889 shares remained available for new awards under the Plan. The closing market price for Deere common stock on December 30, 2005 was $68.11.

The amendments authorize an additional 8,250,000 shares for awards under the Plan. (8,250,000 shares represent approximately 3.5% of all currently outstanding shares of Deere common stock.) The amendments also provide that the number of shares authorized for the Plan will be reduced by approximately 2.5 shares for each share awarded for full value awards, such as restricted stock, restricted stock units and performance awards. Generally, full value awards are any awards other than stock options and stock appreciation rights. The number of authorized shares is reduced by a greater amount in recognition of the greater initial value of these types of awards. This reduction rule will replace the separate limit of 1,000,000 shares for full value awards that previously applied.

The Plan is currently scheduled to expire on December 31, 2008. The amendments extend the term of the Plan by three years, until December 31, 2011.

The amendments will enable us to continue a stock option program that has been in effect since 1960. The Board of Directors believes that the program and the Plan have helped Deere compete for, motivate and retain high caliber executive, administrative and professional employees. The Board believes that it is in the best interests of Deere and its stockholders to amend the Plan as proposed. Consistent with our compensation objectives, rewards under the Plan depend on those factors which directly benefit our stockholders: dividends paid and appreciation in the market value of our common stock.

The affirmative vote of a majority of the shares present in person or by proxy and entitled to vote at the meeting is required to approve the proposed amendments to the Plan.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE AMENDMENTS TO THE OMNIBUS EQUITY AND INCENTIVE PLAN

Principal Features of the Plan

We describe below the other principal terms of the Plan.

Administration   The Committee (or a subcommittee of the Committee) administers the Plan. The Committee is responsible for interpreting and administering the Plan and for selecting those salaried employees (including executive officers) who will receive awards. The Committee may delegate any of its authority under the Plan to other persons, including officers of Deere, except for its authority to amend, suspend or terminate the Plan and as prohibited by law or regulation.

Eligibility and Participation   Salaried employees, including executive officers, of Deere and its subsidiaries are eligible to receive awards under the Plan. The Committee, in its discretion, selects those eligible employees who will receive awards. Deere is not obligated to make awards under the Plan at any time. During the fiscal year ended October 31, 2005, we granted options under the Plan covering

3,782,186 shares to 1,034 employees and restricted stock units equivalent to approximately 252,499 shares to 25 officers. In December 2005, we granted options under the Plan covering approximately 2,406,711 shares to approximately 1,083 employees and granted restricted stock units equivalent to approximately 188,354 shares to approximately 24 officers.

We cannot at this time identify the persons to whom we will grant awards in the future, nor can we state the form or value of any future awards.

Individual Limits

During any fiscal year, no executive officer may receive awards of stock options and stock appreciation rights covering more than 0.5% of the total number of Deere shares outstanding at the beginning of the fiscal year in which the amendments to the Plan are approved by the Company's stockholders (or 1,184,358 shares if the amendments are approved by stockholders at the February 2006 meeting). In addition, no executive officer may receive more than 300,000 shares of our common stock in any fiscal year pursuant to performance awards, restricted stock awards and restricted stock equivalent awards.

Options and Stock Appreciation Rights

The per share exercise price of options granted under the Plan may not be less than the fair market value of a share of Deere common stock on the date of grant. The exercise price may not be modified once it is established. For purposes of the Plan, the fair market value of a share on any date is the average of the highest and lowest sale prices on the New York Stock Exchange during regular trading hours on that date (or the last date on which this information was reported). With certain exceptions, optionees may pay the exercise price of options in cash, in Deere common stock or in a combination of cash and stock.

The Committee may designate options awarded under the Plan as incentive stock options ("ISOs"), a type of option authorized under the Internal Revenue Code. Options not designated as ISOs are referred to as "nonqualified" options. In recent years, Deere has issued only nonqualified options.

The Plan also authorizes the Committee to grant stock appreciation rights. A stock appreciation right entitles the grantee to receive, upon exercise of the right, an amount equal to the excess of (a) the fair market value of a specified number of shares of Deere common stock, minus (b) the exercise price of the right. The exercise price may not be less than the fair market value of Deere common stock on the date the right is granted. We may pay the amount due to the holder of a stock appreciation right in Deere common stock, in cash or in a combination of cash and stock. Stock appreciation rights may be either unrelated to a stock option or may be alternative to ("in tandem with") an option.

The date when stock options and stock appreciation rights first become exercisable must be at least six months after the date of grant. Options and stock appreciation rights may have a term of up to ten years.

Options and stock appreciation rights generally remain exercisable for a limited time following termination of employment due to death, disability, retirement or with the consent of the Committee. Upon any other kind of termination, options and stock appreciation rights immediately expire.

Performance Awards   The Committee may grant performance awards either as performance shares (with each performance share representing one share of Deere common stock) or performance units (representing a dollar amount established by the Committee at the time of the award). Performance awards are earned over a performance period of at least one year. There may be more than one performance award in existence at any one time, and the performance periods may differ or overlap.

The Committee establishes minimum, target, and maximum performance goals when it makes performance awards. The Committee determines the portion of the performance award earned by the participant based on the degree to which the performance goals are achieved over the relevant performance period. A participant will not earn any portion of a performance award unless the minimum performance goals are met. When earned, we may pay performance awards in cash, in Deere common stock or in a combination of cash and stock, and in a lump sum or in installments. The Committee determines the form and manner of payment.

The Committee, as it deems appropriate, may establish performance goals for each performance period from among any of the following factors, or any combination of the following:
- total stockholder return;
- growth in revenues, sales, settlements, market share, customer conversion, net income, stock price, and/or earnings per share of common stock;
- return on assets, net assets, and/or capital;
- return on stockholders' equity;
- economic value added;
- improvements in costs and/or expenses; or
- any similar performance measure established by the Committee.

The Plan also authorizes the Committee, subject to the restrictions of Section 162(m) of the Internal Revenue Code, to reduce grants or adjust performance goals if we acquire or dispose of certain assets or securities.

Restricted Stock or Restricted Stock Equivalents   Restricted stock or restricted stock equivalents have restriction periods and price goals that the Committee designates at the time of the award. Restriction periods must be at least three years for time-based restrictions and at least one year for performance-based restrictions. A maximum of 5% of the aggregate shares authorized for the Plan may be restricted stock or stock equivalents with no minimum vesting periods.

Each restricted stock equivalent represents the right to receive an amount determined by the Committee at the time of the award. The value of a restricted stock equivalent may be equal to the full monetary value of one share of our common stock. Any award of restricted stock or stock equivalents to an executive officer intended to qualify as performance-based compensation must include a stock price goal during the restriction period.

Other Awards	The Committee may grant other forms of equity-based awards consistent with the purposes of the Plan. The Committee may base other awards on the value of Deere common stock or other criteria. Other awards with a performance goal may not vest in less than one year. Other awards without a performance goal may not vest in less than three years. Other awards include the restricted stock units which we awarded to certain officers in December 2005 (as described below under the heading "Plan Benefits".)
	The Plan also authorizes the Committee to grant awards in substitution for awards granted by an entity that Deere acquires or that combines with Deere. Substitute awards count against the Plan's authorized share limits. Substitute awards are not subject to the minimum holding period and minimum exercise price provisions of the Plan.
Stockholder Rights	During the performance or restriction period, participants have the right to receive dividends and to vote the shares of common stock that they have been awarded. Holders of stock options, however, do not have rights as a stockholder prior to exercise. Holders of restricted stock units also do not have rights as a stockholder prior to vesting and payment in shares. With limited exceptions, participants may not transfer, assign, pledge, or encumber awards under the Plan.
Cash Equivalents and Deferral	The Committee may permit participants to elect to receive performance awards and restricted stock in cash instead of shares. The Committee may also award cash equivalent awards or other alternative forms of awards to employees of foreign subsidiaries or branches. Payments of cash equivalent awards are applied against the Plan's authorized share limits based on the fair market value of the common stock covered by the awards. The Committee may also permit participants eligible for our voluntary deferred compensation plan to elect within certain time limits to defer cash payments of performance and restricted awards.
Obligations to Deere	Participants who leave Deere may lose their unexercised stock options and stock appreciation rights, their unearned performance awards and their restricted stock and stock equivalent awards, if they fail to honor consulting or noncompetition obligations to Deere or fail to satisfy other terms specified in the award.
Change in Control	If there is a change in control or potential change in control of Deere, the restrictions and vesting requirements of awards may, subject to certain regulatory restrictions, lapse and the value of other awards may be paid to the participants in cash (at the "change in control price" defined in the Plan).
	For purposes of the Plan, a change of control is generally considered to have occurred if any of the following occur: (i) a third party or persons acting as a group acquire 50% or more of the combined voting power or total fair market value of the Company's outstanding stock; (ii) there is a change in majority of the incumbent Board of Directors of the Company (other than through election of nominees who are approved by a vote of at least a majority of the directors then in office); (iii) any merger or consolidation of the Company (other than certain transactions that do not result in a substantial change in proportional ownership of the Company);

or (iv) the complete liquidation or a sale of all or substantially all of the Company's assets in which one or more persons acting as a group acquires 40% or more of the total fair market value of all company assets. A potential change of control is defined generally to include the entering into of an agreement the consummation of which would result in a change of control, or the acquisition by a third party of securities representing 5% or more of the combined voting power of the company accompanied by a determination by the Board of Directors of the Company that a potential change of control has occurred for purposes of the Plan.

The lapse of limitations and payment of the value of incentive shares in the event of a change in control or potential change in control may increase the net cost of the change in control and, thus, theoretically could render more difficult or discourage a change in control, even if the change in control would benefit Deere stockholders generally.

Amendment and Adjustment

The Committee may suspend or terminate the Plan at any time, but stockholder approval is required for the following amendments (to the extent stockholder approval is required by law, agreement or the rules of any exchange upon which Deere common stock is listed):

- increasing the amount of common stock authorized for awards (other than as a result of a stock dividend, stock split or similar transaction);
- modifying the eligibility requirements;
- materially increasing participants' benefits; or
- extending the term of the Plan.

No amendment, suspension or termination of the Plan may materially and adversely affect any outstanding awards without the consent of the participant.

If there is a stock dividend or stock split, a combination or another kind of increase or reduction in the number of issued shares of Deere common stock, the Board of Directors or the Committee may adjust the number and type of shares authorized under the Plan and covered by outstanding awards.

Federal Income Tax Consequences of Stock Options and Stock Appreciation Rights

The following summarizes the consequences under existing U.S. federal income tax rules of the award and exercise of stock options and stock appreciation rights under the Plan.

ISOs

ISOs are intended to qualify as "incentive stock options" under Section 422 of the Internal Revenue Code. We understand that under current federal income tax law:

- Our employees do not recognize income when we grant them incentive stock options.

- An optionee does not recognize income when an ISO is exercised, although the difference between the option price and the fair market value of the shares acquired upon exercise is a "tax preference item" which, under certain circumstances, may give rise to alternative minimum tax liability on the part of the optionee.

11

- If the optionee holds shares purchased pursuant to the exercise of an ISO for cash for at least two years from the option grant date and at least one year after the transfer of the shares to the optionee, then:
  - The optionee will recognize gain or loss only upon ultimate disposition of the shares. Any gain or loss generally will be treated as long-term capital gain or loss.
  - Deere will not be entitled to a federal income tax deduction in connection with the grant or the exercise of the option.
- If the optionee disposes of the shares purchased pursuant to the exercise of an ISO before the expiration of the required holding period, then:
  - The optionee will recognize ordinary income in the year of the disposition in an amount equal to the difference between the option price and the lesser of the fair market value of the shares on the exercise date or the selling price. The balance of any gain the optionee realizes on the disposition will be taxed as capital gain.
  - Deere will be entitled to a deduction in the year of the disposition equal to the amount of ordinary income recognized by the optionee.

Nonqualified Options

"Nonqualified" stock options are stock options that do not qualify as ISOs. We understand that under existing U.S. federal income tax law:

- Our employees do not recognize income when we grant them nonqualified stock options.
- Upon exercise of a nonqualified option, the optionee recognizes ordinary income in the amount by which the fair market value of the shares purchased exceeds the exercise price of the option. Deere generally is entitled to a deduction in an equal amount.
- The optionee's tax basis in shares purchased upon exercise of a nonqualified option is the value of the shares on the exercise date. Any gain or loss that the optionee realizes upon disposition of the shares will generally be treated as capital gain or loss. The gain or loss will be long-term if the shares have been held longer than one year.

Stock Appreciation Rights

We understand that under existing U.S. federal income tax law:

- Our employees do not recognize income when we grant them stock appreciation rights.
- When a stock appreciation right is exercised, the grantee must treat the cash and the fair market value of any stock received upon exercise as ordinary income. Deere generally is entitled to a deduction in an equal amount.

Other Tax Matters

Certain additional rules apply if an optionee pays the exercise price of an option in shares he or she already owns.

We may permit an optionee to have us withhold all or a portion of the shares that the optionee acquires upon the exercise of an option to satisfy estimated or actual federal, state or local income taxes. We may also permit the optionee to deliver other previously acquired shares (other than restricted stock) for the purpose of tax withholding.

Plan Benefits

Because awards under the Plan are determined by the Committee in its sole discretion, we cannot determine the benefits or amounts that will be received or allocated in the future under the Plan. The table below shows stock options and restricted stock units granted in December 2005 to the individuals and groups indicated. These awards are not necessarily indicative of awards that we may make in the future.

| | December 2005 | | |
| | | Restricted Stock Units | |
Name and Position	Stock Options (1)	Dollar Value $ (2)	Number of Restricted Stock Units
Robert W. Lane			
Chairman, President and Chief Executive Officer	150,050	$3,448,603	50,016
Pierre E. Leroy			
Retired President, Worldwide Construction &			
Forestry Division	30,524	$ 701,497	10,174
H.J. Markley			
President, Agricultural Division-North America,			
Australia, Asia and Global Tractor and			
Implement Sourcing	31,097	$ 714,667	10,365
Nathan J. Jones			
Senior Vice President and Chief Financial Officer	31,230	$ 717,770	10,410
John J. Jenkins			
President, Worldwide Commercial & Consumer			
Equipment Division	30,060	$ 690,879	10,020
David C. Everitt			
President, Agricultural Division-Europe, Africa,			
Middle East, South America And Global Harvesting			
Equipment Sourcing	30,770	$ 707,151	10,256
Executive Group	363,958	$8,364,738	121,316
Non-Executive Director Group (3)	None	None	None
Non-Executive Officer Employee Group	2,042,753	$4,622,270	67,038

(1) Market-priced options that vest over three years (or upon retirement, if earlier) and have a ten-year term.

(2) Represents the closing market value of Deere common stock on the grant date, without giving effect to the diminution in value attributable to the restriction on the units. The units vest after three years and must be held for five years.

(3) Non-employee directors are not eligible to participate in the Plan.

RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Review Committee has approved the selection of Deloitte & Touche LLP to serve as the independent registered public accounting firm to examine Deere's financial statements for the 2006 fiscal year. The Audit Review Committee and the Board are requesting that stockholders ratify this appointment as a means of soliciting stockholders' opinions and as a matter of good corporate practice.

The affirmative vote of a majority of the shares present in person or by proxy and entitled to vote at the meeting is required to ratify the selection of Deloitte & Touche LLP. If the stockholders do not ratify the selection, the Audit Review Committee will consider any information submitted by the stockholders in connection with the selection of the independent registered public accounting firm for the next fiscal year. Even if the selection is ratified, the Audit Review Committee, in its discretion, may direct the appointment of a different independent registered public accounting firm at any time during the year if the Audit Review Committee believes such a change would be in the best interest of the Company and its stockholders.

We expect that a representative of Deloitte & Touche LLP will be at the annual meeting. This representative will have an opportunity to make a statement and will be available to respond to appropriate questions.

> ## THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE RATIFICATION OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

FEES PAID TO THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

For the years ended October 31, 2005 and 2004, professional services were performed by Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively, "Deloitte & Touche").

Audit Fees

The aggregate fees billed include amounts for the audit of Deere's annual financial statements, the reviews of the financial statements included in Deere's Quarterly Reports on Form 10-Q, including services related thereto such as comfort letters, statutory audits, attest services, consents, and assistance with and review of documents filed with the U.S. Securities Exchange Commission ("SEC") and other regulatory bodies. Audit Fees for the fiscal years ended October 31, 2005 and 2004, were $10.4 million and $7.2 million, respectively.

Audit-Related Fees

During the last two fiscal years, Deloitte & Touche has provided Deere with assurance and related services that are reasonably related to the performance of the audit of our financial statements. The aggregate fees billed for such audit-related services for the fiscal years ended October 31, 2005 and 2004, were $0.4 million and $1.0 million, respectively. These services included audits of financial statements of employee benefit plans and various attest services. The 2004 amount included general assistance with the implementation of the SEC rules adopted pursuant to the Sarbanes-Oxley Act of 2002.

Tax Fees

The aggregate fees billed for professional services provided by Deloitte & Touche in connection with tax compliance, tax advice and tax planning services for the fiscal years ended October 31, 2005 and 2004 were $0.2 million and $0.6 million, respectively.

All Other Fees

There were no fees billed for services not included above for the fiscal years ended October 31, 2005 and October 31, 2004.

Pre-approval of Services by the Independent Registered Public Accounting Firm

The Audit Review Committee has adopted a policy for pre-approval of audit and permitted non-audit services by Deere's independent registered public accounting firm. The Audit Review Committee will consider annually and, if appropriate, approve the provision of audit services by its independent registered public accounting firm and consider and, if appropriate, pre-approve the provision of certain defined audit and non-audit services. The Audit Review Committee will also consider on a case-by-case basis and, if appropriate, approve specific services that are not otherwise pre-approved.

Any proposed engagement that does not fit within the definition of a pre-approved service may be presented to the Audit Review Committee for consideration at its next regular meeting or, if earlier consideration is required, to the Audit Review Committee or one or more of its members between regular meetings. The member or members to whom such authority is delegated shall report any specific approval of services at its next regular meeting. The Audit Review Committee will regularly review summary reports detailing all services being provided to Deere by its independent registered public accounting firm.

During fiscal 2005, all services by Deere's independent registered public accounting firm were pre-approved by the Audit Review Committee in accordance with this policy.

OTHER MATTERS

We do not know of any other matters that will be considered at the annual meeting. However, if any other proper business should come before the meeting, we will have discretionary authority to vote according to our best judgment.

DIRECTORS CONTINUING IN OFFICE

The seven persons named below are now serving as directors of Deere. Their terms will expire at the annual meetings in 2007 and 2008, as indicated. Their ages, present positions, principal occupations during the past five or more years, positions with Deere and directorships in other companies appear below.

TERMS EXPIRING AT ANNUAL MEETING IN 2007

Name and Age at December 31, 2005	Present Position, Principal Occupations during the Past Five Years, Positions with Deere and Other Directorships
Robert W. Lane Age 56 *Director since 2000*	**Chairman, President and Chief Executive Officer of Deere** • Chairman, President and Chief Executive Officer of Deere since August 2000 • Director of Deere since 2000. Chair of the Executive Committee • Other directorships: General Electric Company and Verizon Communications, Inc.
Antonio Madero B. Age 68 *Director since 1997*	**Chairman and Chief Executive Officer of SANLUIS Corporacíon, S.A. de C.V.** • Chairman and Chief Executive Officer of SANLUIS Corporacíon, S.A. de C.V. (automotive components manufacturing) since 1979 • Director of Deere since 1997. Member of Compensation and Pension Plan Oversight Committees • Other directorships: Goldcorp Inc. and a variety of corporations in Mexico
Aulana L. Peters Age 64 *Director since 2002*	**Retired Partner of Gibson, Dunn & Crutcher LLP** • Retired Partner of Gibson, Dunn & Crutcher LLP (law firm) since 2000 • Member of the Public Oversight Board of the American Institute of Certified Public Accountants – January 2001 to March 2002 • Commissioner of the Securities and Exchange Commission – 1984 to 1988 • Director of Deere since 2002. Member of Audit Review and Pension Plan Oversight Committees • Other directorships: Merrill Lynch & Co., Inc., 3M Company and Northrop Grumman Corporation
John R. Walter Age 58 *Director since 1991*	**Chairman of Ashlin Management Company** • Chairman of Ashlin Management Company (private investments) since December 1997 • Chairman of Manpower Inc. (temporary-staffing) – April 1999 to March 2001 • Director of Deere since 1991. Member of Compensation and Corporate Governance Committees • Other directorships: Abbott Laboratories, Manpower Inc., SNP Corporation of Singapore and Vasco Data Security International, Inc.

TERMS EXPIRING AT ANNUAL MEETING IN 2008

Name and Age at December 31, 2005	Present Position, Principal Occupations during the Past Five Years, Positions with Deere and Other Directorships
T. Kevin Dunnigan Age 67 *Director since 2000*	**Retired Chairman of Thomas & Betts Corporation** • Retired Chairman of Thomas & Betts Corporation (electrical components) since December 2005 • Chairman of Thomas & Betts Corporation – January 2004 to December 2005 • Chairman, President and Chief Executive Officer of Thomas & Betts Corporation – August 2000 to January 2004 • Director of Deere since 2000. Chair of Audit Review Committee and member of Corporate Governance and Executive Committees • Other directorships: C. R. Bard, Inc.
Dipak C. Jain Age 48 *Director since 2002*	**Dean, Kellogg School of Management, Northwestern University** • Dean, Kellogg School of Management, Northwestern University, Evanston, Illinois since July 2001 • Associate Dean for Academic Affairs, Kellogg School of Management, Northwestern University – 1996 to 2001 • Sandy and Morton Goldman Professor of Entrepreneurial Studies and Professor of Marketing, Kellogg School of Management – 1994 to July 2001 • Visiting professor of marketing at Sasin Graduate Institute of Business Administration at Chulalongkorn University, Bangkok, Thailand; Nijenrode University, The Netherlands; Otto Bescheim Graduate School of Management, Koblenz, Germany; IIT, Delhi, India; Hong Kong University of Science and Technology, China; Recanati Graduate School of Business Administration at Tel Aviv University, Israel • Director of Deere since 2002. Member of Audit Review and Pension Plan Oversight Committees • Other directorships: Hartmarx Corporation, Northern Trust Corporation, Peoples Energy Corporation, Reliance Industries Limited and UAL Corporation
Joachim Milberg Age 62 *Director since 2003*	**Chairman of the Supervisory Board of Bayerische Motoren Werke (BMW) AG** • Chairman of the Supervisory Board of Bayerische Motoren Werke (BMW) AG (motor vehicles) since May 2004. • Retired Chief Executive Officer of BMW AG since May 2002 • Chairman of the Board of Management and Chief Executive Officer of BMW AG – February 1999 to May 2002 • Director of Deere since 2003. Member of Audit Review and Corporate Governance Committees • Other directorships: Alliant Versicherungs AG, Bertelsmann AG, BMW AG, Festo AG and MAN AG

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table shows the number of shares of our common stock beneficially owned as of December 31, 2005 (unless otherwise indicated) by:

- each person, who, to our knowledge, beneficially owns more than 5% of our common stock;
- each of our directors;
- our Chief Executive Officer and the other five executive officers named in the Summary Compensation Table; and
- all individuals who served as directors or executive officers at December 31, 2005, as a group.

A beneficial owner of stock is a person who has sole or shared voting power, meaning the power to control voting decisions, or sole or shared investment power, meaning the power to cause the sale of the stock.

All individuals listed in the table have sole voting and investment power over the shares unless otherwise noted. As of December 31, 2005, Deere had no preferred stock issued or outstanding.

The table also includes information about exercisable stock options credited to executive officers under compensation plans.

In addition to the number of shares shown in the table, directors own the deferred stock units listed in footnote four following the table. The deferred stock units are credited to directors under the Nonemployee Director Deferred Compensation Plan. The value of the units are subject to the same market risks as Deere common stock. The units are payable only in cash and, with limited exceptions, must be held until the director's retirement from the Board.

In addition to the number of shares shown in the table, executive officers own the restricted stock units listed in footnote six following the table. The restricted stock units represent stock equivalent units awarded under the Omnibus Equity and Incentive Plan as part of long-term compensation. The units vest after three years and are payable only in stock after five years or following retirement.

	Shares Beneficially Owned Excluding Options (1)	Options Exercisable Within 60 Days	Percent of Shares Outstanding
Greater Than 5% Owners			
Capital Research and Management Company			
333 South Hope Street			
Los Angeles, California 90071 (2)	22,100,600		9.3%
Lord Abbett & Co.			
90 Hudson Street			
Jersey City, New Jersey 07302 (3)	13,975,597		5.9%
Directors (4)			
John R. Block	12,898		*
Crandall C. Bowles	9,636		*
Vance D. Coffman	1,544		*
T. Kevin Dunnigan	9,464		*
Leonard A. Hadley	11,398		*
Dipak C. Jain	4,895		*
Arthur L. Kelly	16,297		*
Robert W. Lane	93,773	1,126,627	*
Antonio Madero B.	9,597		*
Joachim Milberg	3,632		*
Thomas H. Patrick	17,904		*
Aulana L. Peters	4,482		*
John R. Walter (5)	13,198		*
Named Executive Officers (6)			
Pierre E. Leroy	43,107	349,356	*
H. J. Markley (7)	23,088	253,976	*
Nathan J. Jones	2,111	281,623	*
John J. Jenkins	17,565	186,074	*
David C. Everitt	1,312	136,151	*
All directors and executive officers as a group (20 persons) (8)	320,177	2,512,615	*

* Less than 1% of the outstanding shares of Deere common stock.

(1) The table includes the following number of restricted shares awarded to directors under Deere's Nonemployee Director Stock Ownership Plan. These shares may not be transferred prior to retirement as a director.

Director	Restricted Shares
Mr. Block	12,298
Mrs. Bowles	8,236
Mr. Coffman	1,544
Mr. Dunnigan	7,464
Mr. Hadley	11,398
Mr. Jain	4,895
Mr. Kelly	12,097
Mr. Madero	9,597
Mr. Milberg	3,632
Mr. Patrick	7,904
Mrs. Peters	4,282
Mr. Walter	12,298

(2) The ownership information in the table for Capital Research and Management Company is based on information supplied by Capital Research and Management Company and contained in reports of institutional investment managers filed with the Securities and Exchange Commission for the period ended September 30, 2005. Capital Research and Management Company holds these shares on behalf of institutional and individual investors. Capital Research and Management Company disclaims investment discretion over the shares and has no voting power with respect to the shares.

(3) The ownership information in the table for Lord Abbett & Co. is based on information supplied by Lord Abbett & Co. and contained in reports of institutional investment managers filed with the Securities and Exchange Commission for the period ended September 30, 2005. Lord Abbett & Co. has voting power with respect to 8,510,159 shares and investment discretion over all of the shares.

(4) In addition to the shares listed in the table, directors own the following number of deferred stock units credited under the Nonemployee Director Deferred Compensation Plan.

Director	Deferred Units
Mr. Block	14,695
Mrs. Bowles	7,753
Mr. Coffman	1,527
Mr. Hadley	19,298
Mr. Kelly	3,585
Mr. Madero	3,235
Mr. Patrick	5,784

(5) The number of shares shown for Mr. Walter includes 900 shares owned by family members. Mr. Walter disclaims beneficial ownership of those shares.

(6) In addition to the shares listed in the table, executive officers own the following number of restricted stock units awarded to executive officers under Deere's Omnibus Equity and Incentive Plan.

Executive	Restricted Units
Mr. Lane	245,621
Mr. Leroy	50,830
Mr. Markley	49,311
Mr. Jones	51,275
Mr. Jenkins	48,831
Mr. Everitt	46,166
All executive officers	581,671

(7) The number of shares shown for Mr. Markley includes 5,130 shares owned by family members. Mr. Markley disclaims beneficial ownership of those shares.

(8) The number of shares shown for all directors and executive officers as a group includes 33,139 shares owned jointly with family members over which the directors and executive officers share voting and investment power.

The Board of Directors of Deere met eight times during the 2005 fiscal year. Directors are expected to attend Board meetings, meetings of committees on which they serve, and stockholder meetings, and to spend the time needed and meet as frequently as necessary to properly discharge their responsibilities. During the 2005 fiscal year, all of the directors attended 75% or more of the meetings of the Board of Directors and committees on which they served. All the directors attended the annual stockholder meeting in February 2005.

Non-management directors may meet in executive session, without the Chief Executive Officer, at any time, and are regularly scheduled for non-management executive sessions twice each year. The committee chairpersons preside over the meetings of the non-management directors on a rotating basis as established by the Corporate Governance Committee.

If you wish to communicate with the Board of Directors you may send correspondence to the Corporate Secretary, Deere & Company, One John Deere Place, Moline, Illinois 61265-8098. The Secretary will submit your correspondence to the Board or the appropriate committee, as applicable. You may communicate directly with the presiding non-management director of the Board by sending correspondence to Presiding Director, Board of Directors, Deere & Company, Department A, One John Deere Place, Moline, Illinois 61265-8098.

The Board has delegated some of its authority to five committees of the Board. These are the Executive Committee, the Compensation Committee, the Corporate Governance Committee, the Pension Plan Oversight Committee, and the Audit Review Committee.

The Compensation Committee, the Corporate Governance Committee, the Pension Plan Oversight Committee, and the Audit Review Committee have written charters that comply with current New York Stock Exchange rules relating to corporate governance matters. Copies of the committee charters as well as the Company's Code of Ethics and Business Conduct Guidelines are available at www.deere.com/corpgov. A copy of these charters and policies also may be obtained upon request to the Deere & Company Stockholder Relations department.

Pursuant to the requirements of the New York Stock Exchange, the Board has adopted Corporate Governance Policies that meet or exceed the independence standards of the New York Stock Exchange. Also, as part of our Corporate Governance Policies, the Board has adopted categorical standards to assist it in evaluating the independence of each of its directors. The categorical standards are intended to assist the Board in determining whether or not certain relationships between its directors and the Company or its subsidiaries (either directly or indirectly as a partner, shareholder, officer, director, trustee or employee of an organization that has a relationship with the Company) are "material relationships" for purposes of the New York Stock Exchange independence standards. The categorical standards establish thresholds at which such relationships are deemed to be not material. Deere's Corporate Governance Policies are available on its website at www.deere.com/corpgov. A copy also may be obtained upon request to the Deere & Company Stockholder Relations department. In addition, the categorical standards adopted to evaluate the independence of Deere's directors are attached as Appendix A to this Proxy Statement.

In December 2005, the independence of each director was reviewed, applying the independence standards set forth in Deere's Corporate Governance Policies. The review considered relationships and transactions between each director (and his or her immediate family and affiliates) and each of the Company and its management and the Company's independent registered public accounting firm.

Based on this review, the Board affirmatively determined that the following directors have no material relationships with the Company and its subsidiaries and are independent as defined in Deere's Corporate Governance Policies and the listing standards of the New York Stock Exchange: Mr. Block, Mrs. Bowles, Mr. Coffman, Mr. Dunnigan, Mr. Hadley, Mr. Jain, Mr. Kelly, Mr. Madero, Mr. Milberg, Mr. Patrick, Mrs. Peters and Mr. Walter. Mr. Lane is considered an inside director because of his employment as Chief Executive Officer and President of the Company.

| **The Executive Committee** | The Executive Committee may act on behalf of the Board if a matter requires Board action between meetings of the full Board. The Executive Committee's authority concerning certain significant matters is limited by law and Deere's By-Laws. |

The Compensation Committee

The Compensation Committee approves compensation for senior officers of Deere and makes recommendations to the Board regarding incentive and equity-based compensation plans.

The annual report of the Compensation Committee follows.

The Corporate Governance

The Corporate Governance Committee monitors corporate governance policies and procedures and serves as the nominating committee for Board directors. The primary functions performed by the Committee include:

- developing, recommending and monitoring corporate governance policies and procedures for Deere and the Board;
- identifying and recommending to the Board individuals to be nominated as a director;
- ensuring that the Chairman periodically reviews Deere's plans regarding succession of senior management with the Committee and with all other independent directors;
- making recommendations concerning the size, composition, committee structure, and fees for the Board and criteria for tenure and retention of directors;
- overseeing the Company's Office of Corporate Compliance;
- overseeing the evaluation of Deere's management; and
- reviewing and reporting to the Board on the performance and effectiveness of the Board and the Corporate Governance Committee.

The Committee will consider candidates for nomination as a director recommended by stockholders, directors, officers, third party search firms and other sources. In evaluating candidates, the Committee considers the attributes of the candidate (including skills, experience, international versus domestic background, diversity, age, and legal and regulatory requirements) and the needs of the Board, and will review all candidates in the same manner, regardless of the source of the recommendation. The Committee will consider individuals recommended by stockholders for nomination as a director in accordance with the procedures described under "Stockholder Proposals and Nominations."

The Pension Plan Oversight

The Pension Plan Oversight Committee oversees Deere's pension plans. The Committee establishes corporate policy with respect to the pension plans, and reviews asset allocation, actuarial assumptions and funding policies. The Committee also has authority to make substantive amendments and modifications to the pension plans. The Committee reports to the Board on its activities.

The Audit Review Committee

The Audit Review Committee's duties and responsibilities include, among other things:

- retaining, overseeing and evaluating an independent registered public accounting firm to audit the annual financial statements;
- assisting the Board in overseeing the integrity of Deere's financial statements, compliance with legal requirements, the independent registered public accounting firm's qualifications, independence and performance, and the performance of Deere's internal auditors;
- determining whether to recommend that the financial statements and related disclosures be included in Deere's annual report filed with the Securities and Exchange Commission;
- considering whether the provision by the independent registered public accounting firm of services not related to the annual audit and quarterly reviews is consistent with maintaining the auditors' independence;
- approving the scope of the audit in advance;
- reviewing the financial statements and the audit report with management and the independent registered public accounting firm;
- reviewing earnings and financial releases with management;
- reviewing Deere's procedures relating to business ethics;
- consulting with the internal audit staff and reviewing management's administration of the system of internal accounting controls;
- reviewing the adequacy of the Audit Review Committee charter;
- reviewing policies relating to risk assessment and management;
- setting hiring policies for employees of the independent registered public accounting firm; and
- approving all engagements for audit and non-audit services by the independent registered public accounting firm.

The Audit Review Committee reports to the Board on its activities and findings.

The Board of Directors has determined that under current New York Stock Exchange listing standards all members of the Audit Review Committee are independent and financially literate. The Board also determined that Mr. Dunnigan, Mr. Hadley, Mr. Patrick and Mrs. Peters are "audit committee financial experts" as defined by the Securities and Exchange Commission and that each has accounting or related financial management expertise as required by New York Stock Exchange listing standards.

The report of the Audit Review Committee follows.

The following table shows the current membership of each committee and the number of meetings held by each committee during fiscal 2005:

Director	Executive Committee	Compensation Committee	Corporate Governance Committee	Pension Plan Oversight Committee	Audit Review Committee
John R. Block		X	X		
Crandall C. Bowles	X	X	Chair		
Vance D. Coffman		X	X		
T. Kevin Dunnigan	X		X		Chair
Leonard A. Hadley			X		X
Dipak C. Jain				X	X
Arthur L. Kelly	X	Chair		X	
Robert W. Lane	Chair				
Antonio Madero B.		X		X	
Joachim Milberg			X		X
Thomas H. Patrick	X			Chair	X
Aulana L. Peters				X	X
John R. Walter		X	X		
Fiscal 2005 meetings	1	4	4	3	4

COMPENSATION OF DIRECTORS

We pay our directors who are not Deere employees a single annual retainer of $80,000. We also pay an additional fee of $10,000 per year to the non-employee chairperson of the Audit Review Committee and an additional fee of $5,000 per year to the non-employee chairperson of each other Board Committee. We do not pay any other committee retainers or meeting fees. Under our Nonemployee Director Deferred Compensation Plan, directors may choose to defer some or all of their annual retainers and receive the amounts due to them following retirement as a director. A director may elect to have these deferrals invested in either an interest-bearing account or in an account with an equivalent return to an investment in Deere stock.

We also award our non-employee directors $75,000 of restricted Deere stock upon their election to the Board, and each year during their service as directors. A person who becomes a non-employee director between annual meetings, or who serves a partial term, receives a prorated grant.

While a person is a director, he or she may not sell, gift or otherwise dispose of these restricted shares. Directors may lose their restricted shares if their service is terminated for any reason other than retirement, disability or death. The restricted period ends when the director retires from the Board, becomes permanently and totally disabled, dies, or if there is a change in control of Deere. While the restrictions are in effect, the non-employee directors may vote the shares and receive dividends.

The reports of the Audit Review Committee and Compensation Committee and the performance graph that follow will not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement or future filings into any filing under the Securities Act of 1933 or under the Securities Exchange Act of 1934, except to the extent that Deere specifically incorporates the information by reference, and will not otherwise be deemed filed under these Acts.

AUDIT REVIEW COMMITTEE REPORT

To the Board of Directors:

The Audit Review Committee consists of the following members of the Board of Directors: T. Kevin Dunnigan (Chair), Leonard A. Hadley, Dipak C. Jain, Joachim Milberg, Thomas H. Patrick and Aulana L. Peters. Each of the members is independent as defined under the rules of the New York Stock Exchange (NYSE). The Audit Review Committee is responsible for assisting the Board of Directors in fulfilling its oversight responsibilities pertaining to the accounting, auditing and financial reporting processes of the Company. Management is responsible for establishing and maintaining the Company's internal control over financial reporting and for preparing financial statements in accordance with accounting principles generally accepted in the United States of America. The Audit Review Committee is directly responsible for the appointment, oversight, compensation and retention of Deloitte & Touche LLP, the independent registered public accounting firm for the Company. Deloitte & Touche LLP is responsible for performing an independent audit of the Company's annual financial statements and expressing an opinion on (i) the conformity of the Company's financial statements with accounting principles generally accepted in the United States of America, (ii) management's assessment of the effectiveness of internal control over financial reporting, and (iii) the effectiveness of internal control over financial reporting.

All members of the Audit Review Committee are financially literate under the applicable NYSE rules, and the following members of the Committee—Mr. Dunnigan, Mr. Hadley, Mr. Patrick and Mrs. Peters—are "audit committee financial experts" within the meaning of that term as defined by the Securities and Exchange Commission (SEC) in Regulation S-K under the Securities Exchange Act of 1934, as amended. The Audit Review Committee has a written charter describing its responsibilities, which has been approved by the Board of Directors and is available on the Company's website at www.deere.com/corpgov. The Audit Review Committee's responsibility is one of oversight. Members of the Audit Review Committee rely on the information provided and the representations made to them by: management, which has primary responsibility for establishing and maintaining appropriate internal control over financial reporting, and for Deere & Company's financial statements and reports; and by the independent registered public accounting firm, which is responsible for performing an audit in accordance with Standards of the Public Company Accounting Oversight Board—United States (PCAOB) and expressing an opinion on (i) the conformity of the Company's financial statements with accounting principles generally accepted in the United States, (ii) management's assessment of the effectiveness of internal control over financial reporting, and (iii) the effectiveness of internal control over financial reporting.

In this context, we have reviewed and discussed with management the Company's audited financial statements as of and for the year ended October 31, 2005.

We have discussed with Deloitte & Touche LLP, the independent registered public accounting firm for Deere, the matters required to be discussed by PCAOB Interim Auditing Standard AU Section 380, *Communication with Audit Committees*.

We have received and reviewed the written disclosures and the letter from Deloitte & Touche LLP required by Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees*, as amended, and have discussed with them their independence. We have concluded that Deloitte & Touche LLP's provision of audit and non-audit services to Deere is compatible with their independence.

Based on the reviews and discussions referred to above, and exercising our business judgment, we recommend to the Board of Directors that the financial statements referred to above be included in the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 2005 for filing with the SEC. We have selected Deloitte & Touche LLP as Deere & Company's independent registered public accounting firm for fiscal 2006, and have approved submitting the selection of the independent registered public accounting firm for ratification by the shareholders.

Audit Review Committee

T. Kevin Dunnigan, Chair
Leonard A. Hadley
Dipak C. Jain
Joachim Milberg
Thomas H. Patrick
Aulana L. Peters

COMPENSATION COMMITTEE
REPORT ON EXECUTIVE COMPENSATION

Compensation Philosophy

The Compensation Committee of the Board (the "Committee") is committed to providing a total compensation program that supports Deere's long-term business strategy and performance culture and creates a commonality of interest with Deere's stockholders. The Committee is responsible for the oversight of executive compensation and reviews Deere's compensation program on an ongoing basis. No member of the Committee is a former or current officer of Deere or any of its subsidiaries.

The overall philosophy of the Committee regarding executive compensation can be summarized as follows:

- Provide a target total reward opportunity sufficient to attract and retain high-caliber executives. In general, this involves a target total pay structure that provides median total compensation at planned levels of performance and top-quartile total compensation when Deere achieves upper-quartile performance on a sustained basis. Market comparisons are made to a comparable group of large, diversified companies;

- Link the majority of the total compensation opportunity to performance-based incentives, annual financial and strategic goals, as well as the creation of sustainable stockholder value within Deere's long-term strategic goals;

- Provide significant reward for achievement of superior performance, as well as significant risk to penalize substandard performance;

- Recognize the cyclical nature of Deere's equipment businesses and the need to manage for value throughout the business cycle;

- Provide flexibility to recognize, differentiate, and reward individual performance;

- Create significant opportunity and incentive for executives to be long-term stockholders in Deere; and

- Structure the program to be regarded positively by Deere's stockholders, employees, the financial community, and the public in general, as well as the eligible executive management.

The Revenue Reconciliation Act of 1993 placed certain limits on the tax deductibility of nonperformance-based executive compensation. The Committee intends that, to the extent practicable, executive compensation be deductible for federal income tax purposes provided doing so would be consistent with the other compensation objectives. The Committee may authorize modest amounts of non-deductible compensation when the Committee determines doing so is justified to achieve the other compensation objectives.

The specific practices concerning each component of Deere's executive compensation program are described in the following paragraphs:

Base Salary

It is the Committee's policy to position the base salaries of Deere's executives at approximately the median level of base salaries provided to comparable positions within a peer group of companies that are similar to Deere in sales volume, products and services, and a global presence. For fiscal 2005, this peer group consisted of 25 companies—three of which are also included among the four companies, other than Deere, that comprise the S&P 500 Construction & Farm Machinery index used in the performance graph following this report. The Committee believes that this larger peer group of companies provides a more appropriate and reliable benchmark for assessing competitive levels of compensation than the limited number of companies within the S&P 500 Construction & Farm Machinery index.

The Committee annually reviews the base salary of each executive officer of Deere, including Mr. Lane, the Chief Executive Officer (CEO). In determining salary adjustments for Deere's executives (including Mr. Lane and the other executive officers named in the Summary Compensation Table), the Committee takes into consideration various factors, including individual performance, the financial and operational performance of the activities directed by the executive, the financial performance of Deere relative to peer group companies, experience, time in position and potential. The executive's current salary in relation to the executive's salary range and the median salary practices of the peer group are also considered.

These factors are considered subjectively in the aggregate, and none of the factors is accorded a specific weight. In selected cases, other factors may also be considered. Peer group salary data for comparable-level positions are provided annually to Deere by an outside compensation consultant.

Mr. Lane's base salary for fiscal 2005 was below the peer group median. Mr. Lane received a base salary of $1,079,570 for fiscal 2004 and $1,124,960 for fiscal 2005. The primary factors used to determine Mr. Lane's salary increase for fiscal 2005 were company and individual performance and median salary practices of the peer group. For fiscal 2005, the base salaries of the other executive officers named in the Summary Compensation Table were slightly below the peer group median and generally consistent with the base salary philosophy established by the Committee.

Short-Term Incentives

A substantial portion of Deere's executive compensation package is contingent upon Deere's attaining preestablished financial goals under the John Deere Performance Bonus Plan (the "Bonus Plan"). The Bonus Plan was reapproved by the stockholders at the February, 2004 annual meeting. Each year, in which the preestablished goals are achieved, the compensation of all salaried employees (including Mr. Lane and the other executive officers named in the Summary Compensation Table) is supplemented by fiscal year-end payments under the Bonus Plan. Beginning in fiscal 2004, the amount of these payments (if any) generally depend upon Deere's operating return on operating assets as adjusted for actual sales volumes in the equipment divisions and the return on equity in the financial services businesses. The operating return goals are derived by improving on historical Deere performance over the business cycle with the objective of sustaining 20% operating return on operating assets at normal volumes and comparable levels of performance for the financial services businesses. Compared to years prior to fiscal 2004, higher levels of performance are required to generate target awards at normal volumes. The amount of the payments also depends upon the position and salary of the employee and any other performance goals established by the employee's division. In addition, the Committee can decrease or eliminate awards to designated senior officers of Deere and can increase, decrease or eliminate awards to other salaried employees.

When added to base salary, target awards under the Bonus Plan for Deere's executives are structured to provide median annual cash compensation relative to the peer group companies. The target award is 110 percent of base salary for the CEO and 70 to 75 percent of base salary for other senior officers. The target percentages are reviewed and set by the Committee annually. No bonus payment is available if minimum performance thresholds are not achieved.

For fiscal 2005, Deere's operating return on average consolidated operating assets as adjusted for actual sales volumes in the equipment divisions and return on equity in the financial services businesses, calculated in accordance with the Bonus Plan were at maximum performance. Based on these results, the preestablished Bonus Plan formula resulted in an annual performance bonus payment for Mr. Lane of $2,411,695. The Committee and Subcommittee determined to pay Mr. Lane the amount calculated under the Bonus Plan. This amount represents approximately 214 percent of base salary. The other senior officers also received annual performance bonus payments calculated under the preestablished Bonus Plan formula of approximately 136 percent of base salaries.

In addition to the above performance Bonus Plan payments, the Committee and the CEO are authorized to grant discretionary bonuses to selected employees in recognition of outstanding achievement. Such bonuses may not exceed 20 percent of annual base salary, except in unusual circumstances. In December 2005, the Committee awarded Mr. Pierre E. Leroy a discretionary bonus of $509,700, equal to approximately one year of base salary.

Deere also provides senior officers with selected personal benefits that in aggregate are below market, but where provided are commensurate with those of executives at peer group companies. Such personal benefits consist primarily of health and life insurance, limited personal use of corporate aircraft, and financial planning assistance. The Committee does not consider personal benefits to be a material component of executive compensation.

Long-Term Incentives

Equity Incentives. Deere's long-term incentives for executive officers have been comprised of annual grants of market-priced and premium-priced stock options under the John Deere Stock Option Plan and the John Deere Omnibus Equity and Incentive Plan (the "Omnibus Plan") and grants of restricted stock units under the Omnibus Plan. Grants under these plans are intended to promote the creation of sustained stockholder value, encourage ownership of Deere stock, foster teamwork and retain high-caliber executives.

Under each plan, grants to executives are based on criteria established by the Committee and Subcommittee, including responsibility level, base salary, current market practice, the market price of Deere's stock and the number of shares available under each plan. Grant guidelines for market-priced options and restricted stock units are established for all executive participants (including Mr. Lane) with the objective of providing a target total compensation opportunity, including base salary, the target annual profit sharing bonus, stock options, and restricted stock units, equal to the 50th percentile of the peer group. Depending on stock price performance, Deere's performance and the number of available shares, actual total compensation for any given year could be at, above, or below the target of the peer group. The number of options or restricted shares previously granted to, or held by, an executive is not a factor in determining individual grants.

In fiscal 2005, the long-term incentive award to senior executives included market-priced options and restricted stock units that vest over three years and are subject to the other terms and conditions of the Omnibus Plan. The options have a maximum term of ten years and the restricted stock units are not transferable for five years. This combination of options and restricted stock units is intended to reinforce the focus on long-term sustained higher levels of Deere performance, support the stock ownership guidelines for senior management and allocate available shares over the expected life of the Omnibus Plan. Consistent with the Committee's compensation philosophy and the comparator group marketplace, for fiscal 2005 the Committee approved a target grant of market-priced options and restricted stock units. During fiscal 2005, Mr. Lane was awarded 160,000 market-priced options that become exercisable in three annual installments beginning in December 2005 and 65,000 restricted stock units that vest after three years, must be held for five years and are payable exclusively in stock.

The Mid-Term Plan. In fiscal 2003, Deere introduced a new, multiyear incentive plan, the John Deere Mid-Term Incentive Bonus Plan (the "Mid-Term Plan") to create additional rewards when excellent financial results are achieved on a sustained (4-year) basis. Deere stockholders approved the Mid-Term Plan at the February 2003 stockholders meeting. The Mid-Term Plan incentive has been targeted to provide total compensation, assuming achievement of exceptional levels of Deere's performance, approximately equal to the 75th percentile of the peer group. Depending on Deere's performance, actual total compensation for any given year could be at, above, or below the target of the peer group. Company-wide shareholder value added is used to determine awards earned under the Mid-Term Plan. Generally, shareholder value added is defined as operating income before taxes and mid-term performance bonuses, less the cost of capital. Beginning with fiscal 2003, three transition performance periods were established under the Mid-Term Plan consisting of two, three and four fiscal years. The three year transition performance period ended at the close of fiscal 2005.

For the three year performance period ending at the close of fiscal 2005, Deere's shareholder value added calculated in accordance with the Mid-Term Plan was between mid range and maximum performance. Based on these results, the preestablished Mid-Term Plan formula resulted in a mid-term incentive payment for Mr. Lane of $2,824,309. The Committee determined to pay Mr. Lane the amount calculated under the Mid-Term Plan. Each of the other senior officers also received mid-term incentive payments calculated under the preestablished Mid-Term Plan formula of $943,857.

Stock Ownership Guidelines. Finally, during fiscal 1998, the Committee introduced revised stock ownership guidelines for members of Deere's senior management team to encourage the retention of stock acquired through Deere's various equity incentive plans. These guidelines are based on a multiple of each officer's base salary. The guidelines are 5 times base salary for the CEO and 3.5 times base salary for the other executive officers. Other executives have stock ownership guidelines ranging from 1 to 2.5 times base salary. Restricted stock units, but not stock options, are included in determining whether an executive has achieved the ownership guideline. Once the guideline is achieved by the executive, the number of shares held at that time becomes the fixed stock ownership requirement for the executive. Each of the executive officers has achieved stockholdings in excess of the applicable multiple.

CEO Compensation

Mr. Lane has served as Chairman, President and Chief Executive Officer of Deere since August 2000. Mr. Lane's base salary, annual performance bonus, and option and restricted stock unit grants have been targeted to provide total compensation, assuming achievement of targeted levels of Deere's performance, approximately equal to the 50th percentile of CEO compensation of the peer group companies. The Mid-Term Plan incentive has been targeted to provide total compensation, assuming achievement of exceptional levels of Deere performance, approximately to the 75th percentile or top quartile of CEO compensation of the peer group companies. For fiscal 2005, Mr. Lane's total compensation was in the upper quartile of total CEO compensation of the peer group due to his maximum annual bonus and his above target mid-term incentive bonus. As explained above, the availability of annual and mid-term bonus payments were based generally on return on assets, return on equity, shareholder value added and payout levels established by the Committee at the beginning of the performance periods, as determined by actual 2005 results. The above target annual and mid-term bonuses are commensurate with the record financial performance of Deere over the past two fiscal years. It is the Committee's view that this relationship between pay and Deere's performance is appropriate and serves stockholders' interests.

Compensation Committee
Arthur L. Kelly (Chair)
John R. Block
Crandall C. Bowles
Vance D. Coffman
Antonio Madero B.
John R. Walter

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN
AMONG DEERE, THE S&P 500 INDEX
AND THE S&P 500 CONSTRUCTION & FARM MACHINERY INDEX

The following graph and table compare the total return on $100 invested in Deere common stock at year-end for the five year period from October 31, 2000 through October 31, 2005 with the total return on $100 invested in the Standard & Poor's 500 Stock Index and in the Standard & Poor's 500 Construction & Farm Machinery Index. The total return includes the reinvestment of dividends. The closing market price for Deere common stock at the end of fiscal 2005 was $60.68.

The Standard & Poor's 500 Construction & Farm Machinery Index is made up of Deere, Caterpillar Inc., Cummins Inc., Navistar International Corp., and PACCAR Inc.

The stock price performance shown on the graph is not intended to forecast and does not necessarily indicate future price performance.



	2000	2001	2002	2003	2004	2005
Deere & Co.	100.00	102.75	131.40	175.04	175.39	181.30
S&P Con & Farm	100.00	117.51	124.93	208.92	235.29	276.46
S&P 500	100.00	75.10	63.75	77.01	84.27	91.62

DEERE & CO. —▲— S & P CONSTRUCTION & FARM MACHINERY - · ● · - S & P 500

COMPENSATION OF EXECUTIVE OFFICERS

The following table shows the amount of compensation we paid to our Chief Executive Officer (the "CEO") and each of our five most highly compensated executive officers other than the CEO during the past three fiscal years. We refer to these six executive officers as the "named executive officers." The amounts shown include the cash and non-cash compensation we paid to the executive officer, plus amounts the officer earned but elected to defer until a later year.

SUMMARY COMPENSATION TABLE

| | | Annual Compensation | | Long-Term Compensation Awards | | | |
| | | | | Awards | | Payouts | |
Name and Principal Position	Fiscal Year	Salary ($)	Bonus(1) ($)	Restricted Stock Awards(2) ($)	Securities Underlying Options/ SAR(3) (#)	LTIP Payouts(4) $	All Other Compensation(5) ($)
Robert Lane,	2005	$1,124,960	$2,411,695	$4,493,450	160,000	$2,824,309	$ 67,841
Chairman, President &	2004	$1,079,570	$2,000,000	$4,550,260	185,000	$1,555,872	$ 12,552
Chief Executive Officer	2003	$1,022,751	$1,346,112	$2,620,245	212,269	$ 0	$ 7,272
Pierre E. Leroy, Retired	2005	$ 520,737	$ 713,580	$1,252,774	45,306	$ 943,857	$588,368
President, Worldwide	2004	$ 504,057	$ 651,617	$ 934,648	37,800	$ 491,626	$ 10,219
Construction & Forestry(6)	2003	$ 481,720	$ 405,883	$ 339,491	27,505	$ 0	$ 13,324
H. J. Markley,	2005	$ 508,940	$ 698,508	$1,091,286	39,467	$ 943,857	$ 26,226
President,	2004	$ 472,908	$ 621,341	$ 811,668	33,000	$ 491,626	$ 9,290
Agricultural Division	2003	$ 451,098	$ 380,911	$ 451,883	36,609	$ 0	$ 5,724
Nathan J. Jones,	2005	$ 502,845	$ 691,810	$1,151,015	41,626	$ 943,857	$ 22,172
Senior Vice President and	2004	$ 469,885	$ 620,918	$ 836,264	34,000	$ 491,626	$ 6,272
Chief Financial Officer	2003	$ 454,700	$ 384,894	$ 491,368	39,807	$ 0	$ 4,870
John J. Jenkins, President,	2005	$ 500,459	$ 678,720	$ 934,638	33,800	$ 943,857	$ 23,744
Worldwide Commercial &	2004	$ 471,319	$ 615,141	$ 971,542	39,300	$ 491,626	$ 9,173
Consumer Equipment	2003	$ 442,973	$ 372,985	$ 439,338	35,593	$ 0	$ 5,028
David C. Everitt,	2005	$ 479,576	$ 645,050	$1,006,533	36,400	$ 943,857	$ 30,029
President,	2004	$ 408,803	$ 535,620	$ 793,221	32,200	$ 491,626	$ 7,444
Agricultural Division	2003	$ 380,164	$ 321,025	$ 391,150	31,685	$ 0	$ 5,258

(1)   Salaried employees receive additional compensation in the form of year-end cash bonus payments in each year that they meet performance goals. The amount of the bonus an executive officer received over the past three fiscal years depended upon pre-bonus and pre-extraordinary item return on average assets of the equipment divisions and return on equity of the finance division for the year, and the position and salary of the executive officer. The amount of the bonus for fiscal 2003 also depended upon the achievement of division cost reduction goals.

(2)   The amounts represent the market value (based on the closing market price of Deere's stock on the date of grant) of restricted stock units granted during the fiscal year. The units vest after three years and must be held for at least five years. Dividend equivalents are paid on the restricted stock units. As of October 31, 2005, the total number of restricted stock units and their market value (based on the closing market price) held by each of the named executive officers were as follows: Mr. Lane (195,605 units valued at $11,869,311); Mr. Leroy (40,656 units valued at $2,467,006); Mr. Markley (38,748 units valued at $2,351,229); Mr. Jones (40,865 units valued at $2,479,688); Mr. Jenkins (38,811 units valued at $2,355,051); and Mr. Everitt (35,910 units valued at $2,179,019).

(3)   The amounts for each year represent market-priced options granted during that fiscal year. Additional details on the fiscal 2005 grant are included in the "Option/SAR Grants In Last Fiscal Year" table that follows.

(4)   The payments for 2005 and 2004 represent the amounts paid under the John Deere Mid-Term Incentive Bonus Plan approved by stockholders at the 2003 annual meeting. Under the Mid-Term Plan, if the Company meets the performance goals established by the Committee at the beginning of a performance period, participants may receive awards as determined by the Committee. The amount of the bonuses for 2005 were based on the amount of fiscal 2004 and 2005 shareholder value added allocated for participants, the position of the employee and the number of participants for the performance period. At the time of the initial awards under the Mid-Term Plan, the Committee determined not to count fiscal 2003 shareholder value added if it was less than zero. Generally, shareholder value added is defined as operating income before taxes and mid-term performance bonuses, less the cost of capital or equity. For the three year initial performance period ending October 31, 2005, the Company's shareholder value added and the other award factors resulted in an award of approximately 159% of the target award.

(5)   The amounts shown for fiscal year 2005 consist of: (i) vested employer contributions to the Deere 401(k) Savings and Investment Plan of $14,000 for each of Mr. Lane, Mr. Leroy, Mr. Jones, and Mr. Everitt, $23,520 for Mr. Markley, and $23,744 for Mr. Jenkins; (ii) above-market earnings on deferred compensation of $53,841 for Mr. Lane, $64,668 for Mr. Leroy, $2,706 for Mr. Markley, $8,172 for Mr. Jones, and $16,029 for Mr. Everitt; and (iii) a long-term discretionary bonus award of $509,700 for Mr. Leroy awarded by the Compensation Committee. Deere's contribution to the Deere 401(k) Savings and Investment Plan for all Deere employees during the past fiscal year was $69,168,201.

(6)   Mr. Leroy resigned as President, Worldwide Construction & Forestry Division in March 2005.

The following table shows information concerning individual grants of stock options we made during fiscal 2005 to each of our named executive officers. In addition, the table shows the potential realizable values of the grants assuming annually compounded stock price appreciation rates of five and ten percent per annum over the maximum option term. The options were granted under the John Deere Omnibus Equity and Incentive Plan and are subject to its terms. Under the Omnibus Plan, the actual option terms may be shorter than the maximum term under certain circumstances. The five and ten percent rates of appreciation are set by the rules of the Securities and Exchange Commission and are not intended to forecast possible future appreciation, if any, of Deere's stock price.

OPTION/SAR GRANTS IN LAST FISCAL YEAR

| | Individual Grants | | | | Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(3) | |
Name	Number of Securities Underlying Options/SARs Granted(1)(#)	% of Total Options/SARs Granted to Employees in Fiscal Year	Exercise or Base Price ($/Sh)	Expiration Date(2)	5% ($)	10% ($)
Robert W. Lane	160,000	4.23%	$69.37	12/8/14	$6,980,227	$17,689,266
Pierre E. Leroy	45,306	1.20%	$69.37	12/8/14	$1,976,539	$ 5,008,937
H. J. Markley	39,467	1.04%	$69.37	12/8/14	$1,721,804	$ 4,363,389
Nathan J. Jones	41,626	1.10%	$69.37	12/8/14	$1,815,993	$ 4,602,084
John J. Jenkins	33,800	0.89%	$69.37	12/8/14	$1,474,573	$ 3,736,858
David C. Everitt	36,400	0.96%	$69.37	12/8/14	$1,588,002	$ 4,024,308

(1)   The number shown represents market-priced options which we granted during the fiscal year. The options become exercisable in three approximately equal installments at one, two and three years after the date that they are granted.

(2)   The options have a maximum term of ten years. The options will expire if the option holder's employment with Deere terminates during the term of the option for any reason other than death or disability, or retirement pursuant to Deere's disability or retirement plans. If the employee retires, the options are exercisable within five years of retirement or, if later, within one year of death but in no event more than 10 years after the date of grant.

(3)   The total potential realizable value for all Deere stockholders as a group based on 236,871,710 outstanding shares as of the 2005 fiscal year end, would be $10,333,864,767 at the 5% assumed annual rate of appreciation, and $26,188,042,251 at the 10% annual rate of appreciation. Mr. Lane's total potential realizable value is 0.07% of the potential realizable value of all stockholders at the 5% and 10% assumed annual rates of appreciation. The ratio of the total potential realizable value of all the named executive officers to that of all stockholders is 0.15% at both the 5% and 10% assumed annual rates of appreciation.

The following table shows information concerning exercises of options and SARs during fiscal 2005 for the named executive officers. The table also shows the number and value of unexercised options (and tandem SARs) each named executive officer held as of October 31, 2005.

AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION/SAR VALUES

Name	Number of Securities Underlying Options/SARs Exercised (1)(#)	Value Realized ($)	Number of Securities Underlying Unexercised Options/SARs at Fiscal Year-End (2)(#)		Value of Unexercised In-the-Money Options/SARs at Fiscal Year End (3)($)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Robert W. Lane	200,205	$4,680,646	941,128	352,149	$15,489,312	$1,042,329
Pierre E. Leroy	39,100	$1,302,103	312,401	79,331	$ 5,382,135	$ 135,066
H. J. Markley	0	$ 0	217,587	73,328	$ 3,778,389	$ 179,765
Nathan J. Jones	0	$ 0	243,114	77,203	$ 4,011,465	$ 195,479
John J. Jenkins	12,788	$ 370,064	160,844	71,484	$ 2,539,781	$ 174,780
David C. Everitt	0	$ 0	102,692	68,109	$ 1,618,900	$ 155,600

(1) The number shown represents the total number of shares with respect to which options were exercised before any withholding of shares to pay the exercise price and taxes. No SARs were exercised by executive officers during fiscal 2005.

(2) Market-priced options and SARs become exercisable one to three years after the date of grant, and have a maximum term of ten years subject to the provisions of the Omnibus Equity and Incentive Plan. The premium-priced options granted in 1998 became exercisable in 2003. The premium-priced options have a maximum term of ten years subject to the provisions of the Omnibus Equity and Incentive Plan.

(3) The amounts shown represent the difference between the option exercise price and $60.68 (the closing market price for Deere common stock as of October 31, 2005.) The options that were in-the-money as of October 31, 2005 were granted in the following years at the following exercise prices:

Market-Priced Options: 1997 ($56.50), 1998 ($32.53), 1999 ($41.47), 2000 ($42.07), 2001 ($42.30), and 2002 ($45.80).

Premium-Priced options: 1998 ($50.97).

The following table shows information concerning long-term incentive plan awards made during fiscal 2005 to the named executive officers. The awards were made under the John Deere Mid-Term Incentive Bonus Plan approved by stockholders at the February 2003 annual meeting and are subject to its terms.

LONG-TERM INCENTIVE PLAN — AWARDS IN LAST FISCAL YEAR

Name	Performance or Other Period Until Maturation or Payout (1)	Estimated Future Payouts Under Non-Stock-Price-Based Plans (2)		
		Threshold ($)	Target ($)	Maximum ($)
Robert W. Lane	4 years	$1,120	$1,680,480	$3,360,960
Pierre E. Leroy	—	$ 0	$ 0	$ 0
H. J. Markley	4 years	$ 380	$ 575,640	$1,151,280
Nathan J. Jones	4 years	$ 380	$ 575,640	$1,151,280
John J. Jenkins	4 years	$ 380	$ 575,640	$1,151,280
David C. Everitt	4 years	$ 380	$ 575,640	$1,151,280

(1)   The Compensation Committee of the Board has established shareholder value added as the performance measure under the John Deere Mid-Term Incentive Bonus Plan and intends to establish performance periods generally consisting of four fiscal years. Generally, shareholder value added is defined as operating income before taxes and mid-term performance bonuses, less the cost of capital or equity.

(2)   No awards will be paid unless at least $1,000,000 of shareholder value added is generated for a performance period and the maximum award will be earned if $3,000,000,000 of shareholder value added is generated during a performance period. The amounts in the table represent the awards that could be payable at the end of the performance period depending upon actual performance during the period and the actual number of participants sharing in the shareholder value added allocated to participants for the performance period.

PENSION BENEFITS

Under Deere's pension program, employees in executive salary grades ("executives") receive an annual pension determined by the following formula:

- 1.5% times the employee's number of years of non-executive service times the executive's average pensionable pay; plus

- 2.0% times the number of years the employee served as an executive times the executive's average pensionable pay.

Executives participating in the executive program prior to 1997 chose one of the following two options for "average pensionable pay":

- The executive's compensation for the five highest years, not necessarily consecutive, during the 10 years immediately preceding the date of retirement. If the executive elected this option, compensation is calculated by adding the executive's salary to the larger of (i) the sum of short-term bonuses, or (ii) any payments under the long-term incentive plan, awards under the restricted stock plan, or, after 1998, a prorated amount of awards under the equity incentive plan, or, after 2000, the target amount of short-term bonuses; or

- The executive's compensation over his entire career with Deere ("career average compensation"). If the executive elected this option, compensation is calculated by adding the executive's salary to any short-term bonuses.

The maximum annual pension an executive may receive if "average pay" is determined under the first alternative is 66.67% of his or her average pensionable pay.

In addition, for salaried employees hired prior to 1997 who elected the second option, career average compensation includes the average of the executive's compensation for the executive's five anniversary years prior to 1997, plus all future compensation the executive receives until retirement (with bonuses paid in 1992 through 1996 phased into the computation over five years.) Participants who became eligible for the executive program after January 1, 1997 do not have an election as to how average pensionable pay will be calculated; instead, the calculation is based exclusively on the career average compensation formula described above. Average pensionable pay is calculated in all cases using the entire amount of relevant compensation the executive earned, even if the executive elected to defer receipt of some of the compensation until a later time under Deere's deferral programs.

A salaried employee who is not eligible for the executive pension receives an annual pension benefit of 1.5% for each year of service times his or her average pensionable pay. Employees hired before 1997 chose one of the following two options for "average pensionable pay":

- the employee's base salary for the five highest years during the 10 years immediately preceding the date of retirement; or

- the employee's career average compensation. Compensation is calculated by adding the employee's salary to any bonus awarded under the performance bonus plan.

In addition, for employees hired prior to 1997, career average compensation generally will include the average of compensation from the five anniversary years prior to 1997 plus all future compensation until retirement (with bonuses paid in 1992 through 1996 phased into the computation over five years.) After January 1, 1997, the average pensionable pay for new salaried employees who are not entitled to the executive pension is based exclusively on career average salary and performance bonuses. For salaried employees, including executives, participating in the career average compensation option, we make enhanced contributions to the employee's 401(k) retirement savings account. In addition, depending on the employee's years of service as of January 1, 1997, the employee's minimum age to retirement with full benefits may be increased.

The estimated annual pensions payable upon retirement at age 65 for the following named executive officers is: Mr. Lane, $1,358,579; Mr. Markley, $449,799; Mr. Jones, $520,209, Mr. Jenkins, $390,947, and Mr. Everitt $406,413. The estimate annual pension payable to Mr. Leroy at age 57 is $230,873. The estimated annual pensions shown are based on a straight-life annuity. Pension benefits are not reduced for any social security benefits or other offset amounts that the executive or employee may receive.

We have used the following assumptions in computing the estimated annual pension payments:

- we continue our pension plans without further amendment;

- each of the named executive officers (except for Mr. Leroy who retired during fiscal 2006) continues as a Deere executive until retirement at age 65;

- salaries continue at 2005 levels; and

- bonuses are paid at target earnings goals.

CHANGE IN CONTROL SEVERANCE AGREEMENTS AND OTHER ARRANGEMENTS

We have entered into severance agreements with our executive officers, including each of the named executive officers. These severance agreements are intended to provide for continuity of management if there is a change in control of Deere. The agreements have an initial term of three years and are automatically extended in one-year increments, unless we give notice of termination to the executive at least six months prior to the expiration of his or her current agreement. If we do give notice to terminate an agreement, the agreement will continue to be effective until the end of its then remaining term. However, we may not give notice of termination of the agreement within the six months following a "potential change in control" (as defined in the agreements).

If a "change in control" (as defined in the agreements) occurs, the agreements will continue to be effective for the longer of: (i) twenty-four months beyond the change in control; or (ii) until we have satisfied our obligations under the agreements. A "change in control" is defined generally as any change in control of Deere that is required to be reported in a proxy statement by Regulation 14A under the Securities Exchange Act. The following are "change in control" events:

- any "person," as defined in the Securities Exchange Act (with certain exceptions), acquires 30 percent or more of Deere's voting securities;

- a majority of Deere's directors are replaced during the term of the agreements without the approval of at least two-thirds of the existing directors or directors previously approved by the then existing directors;

- any merger or business combination of Deere and another company, unless the outstanding voting securities of Deere prior to the transaction continue to represent at least 60% of the voting securities of the new company; or

- Deere is completely liquidated, or all or substantially all of Deere's assets are sold or disposed of.

The following are "potential change in control" events:

- Deere enters into an agreement that would result in a change in control (as described above); or

- any "person" acquires 15 percent or more of Deere's voting securities, and the Board resolves that a potential change in control has occurred.

Under the severance agreements, an executive is entitled to receive severance payments in either of the following situations:

- Deere terminates the executive within the six months preceding or within 24 months following the change in control, other than for death, disability or for "cause" (as defined in the agreements); or

- The executive terminates his or her employment for "good reason" (as defined in the agreements) within 24 months following a change in control.

If the executive officer is entitled to receive a severance payment, he or she will receive the following amounts in a lump-sum payment:

- three times:
  - the executive's then base salary; plus
  - the greater of (i) the average of the bonuses paid to the executive under our Performance Bonus Plan for the three complete fiscal years immediately prior to the termination; and (ii) the target bonus amount for the fiscal year in which the termination occurs;

- a pro-rated bonus, calculated through the date of termination, and earned but unpaid base salary and vacation pay;

- the amount by which the supplemental retirement benefit to which the executive would have become entitled had employment continued for an additional three years exceeds the supplemental retirement benefit to which the executive is entitled based on actual age and credited service;

- three times Deere's contributions on behalf of the executive under our defined contribution plans for the plan year preceding termination (or, if greater, for the plan year immediately prior to the change in control); and

- the number of the executive's then outstanding unexercisable stock options multiplied by the positive difference, if any, between the price per share of Deere common stock on the executive's termination date and the per share option exercise price.

In general, if any payments made under the severance agreements would be subject to the excise tax that the Internal Revenue Code imposes on excess parachute payments, we will cap the total payments we make to the executive at the excise tax threshold, so that no excise tax will be imposed. However, we will pay the full amount due under the severance agreements, and we will "gross-up" the executive officer's compensation for this excise tax, for any federal, state and local income taxes applicable to the excise tax, and for tax penalties and interest, if this approach would result in the executive receiving an amount that exceeds the capped amount by at least ten percent.

We will continue to cover the executive under our welfare benefit plans for health care, life and accidental death and dismemberment insurance, and disability insurance for the three years following the date of a covered termination. We will discontinue these benefits if the executive receives substantially similar benefits from another employer. In addition, we will pay the executive's reasonable legal fees and expenses if the executive must hire a lawyer to enforce the agreement. As part of the agreements, the executives agree not to disclose or to use for their own purposes confidential and proprietary Deere information, and, for a period of two years following termination of employment, not to induce Deere employees to leave Deere, or to interfere with Deere's business.

In addition to the severance agreements described above, several of our compensation plans have change in control provisions:

- Under the Performance Bonus Plan, participants as of the date of a change in control will be entitled to the greater of either (i) a bonus based on actual performance results to the date of the change in control, or (ii) their target bonus.

- Under the Mid-Term Incentive Bonus Plan, participants as of the date of a change in control will be entitled to a bonus based on actual performance results to such date.

- Under the Omnibus Equity and Incentive Plan, in the event of a change in control, unless the Board determines otherwise, all restrictions and vesting requirements terminate, all stock options become exercisable for the remainder of their term, and the value of other awards will be cashed out in amounts that are determined under the plan.

- Under the Supplemental Pension Benefit Plan, with limited exceptions, in the event of a change in control participants who terminate employment generally will be eligible for benefits under the plan notwithstanding their age at their termination of employment with Deere.

- Under the Deferred Compensation Plan, in the event of certain changes in control, amounts deferred may become payable immediately, or the plan may be modified to reflect the impact of the change in control.

The following table shows the total number of outstanding options and shares available for future issuances under our equity compensation plans as of October 31, 2005.

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (#) (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights ($) (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a)) (#) (c)
Equity Compensation Plans Approved by Security Holders	18,205,261 (1)	$51.81	5,409,991 (2)
Equity Compensation Plans Not Approved by Security Holders	-0-	—	-0- (3)
Total	18,205,261	$51.81	5,409,991

(1)   This amount includes 650,041 restricted stock units awarded under the John Deere Omnibus Equity and Incentive Plan. The units are payable only in stock either five years after the award or upon retirement. The weighted-average exercise price information in column (b) does not include these units.

(2)   This amount includes 196,467 shares available under the John Deere Nonemployee Director Stock Ownership Plan for future awards of restricted stock and 5,213,524 shares available under the John Deere Omnibus Equity and Incentive Plan of which 295,061 shares are available for future awards other than options and stock appreciation rights. Under the John Deere Omnibus Equity and Incentive Plan, we may award shares as performance awards, restricted stock or restricted stock equivalents, or other awards consistent with the purposes of the plan as determined by the Compensation Committee. In addition, shares covered by outstanding awards become available for new awards if the award is forfeited or expires before delivery of the shares. The amounts in the table do not reflect the option and restricted stock unit awards made in December 2005 and do not reflect the additional shares that would be available for new awards if stockholders approve the proposed amendments to the Omnibus Plan.

(3)   Deere currently has no equity compensation plans, other than 401(k) savings plans, that are not approved by security holders.

STOCKHOLDER PROPOSALS AND NOMINATIONS

Next year's annual meeting of stockholders will be held on February 28, 2007. If you intend to present a proposal at next year's annual meeting, and you wish to have the proposal included in the proxy statement for that meeting, you must submit the proposal in writing to the Corporate Secretary at the address below. The Secretary must receive this proposal no later than September 14, 2006.

If you want to present a proposal at next year's annual meeting, without including the proposal in the proxy statement, or if you want to nominate one or more directors, you must provide written notice to the Corporate Secretary at the address below. The Secretary must receive this notice not earlier than October 31, 2006 and not later than November 30, 2006. Nominations of directors may be made at the annual meeting of stockholders only by or at the direction of the Board, or by any stockholder entitled to vote at the meeting who complies with the above described notice procedure.

Notice of a proposal must include, for each matter, a brief description of the matter to be brought before the meeting; the reasons for bringing the matter before the meeting; and your name, address, the class and number of shares you own, and any material interest you may have in the proposal.

Notice of a nomination must include your name, address, the class and number of shares you own; the name, age, business address, residence address and principal occupation of the nominee; and the number of shares beneficially owned by the nominee. It must also include the information that would be required to be disclosed in the solicitation of proxies for election of directors under the federal securities laws. You must submit the nominee's consent to be elected and to serve. Deere may require any nominee to furnish any other information, within reason, that may be needed to determine the eligibility of the nominee.

Directors of Deere must tender their resignation from the Board upon any material change in their occupation, career or principal business activity, including retirement. Directors must retire from the Board upon the first annual meeting of stockholders following the directors' 71st birthday.

Proponents must submit stockholder proposals and recommendations for nomination as a director in writing to the following address:

> Corporate Secretary
> Deere & Company
> One John Deere Place
> Moline, Illinois 61265-8098

The Secretary will forward the proposals and recommendations to the Corporate Governance Committee for consideration.

COST OF SOLICITATION

Deere pays the cost of the annual meeting and the cost of soliciting proxies. In addition to soliciting proxies by mail, Deere has made arrangements with brokers, banks and other holders of record to send proxy materials to you, and Deere will reimburse them for their expenses in doing so.

Deere has retained Georgeson Shareholder Communications Inc., a proxy soliciting firm, to assist in the solicitation of proxies, for an estimated fee of $10,000 plus reimbursement of certain out-of-pocket expenses. In addition to their usual duties, directors, officers and a few certain other employees of Deere may solicit proxies personally or by telephone, fax or e-mail. They will not receive special compensation for these services.

For the Board of Directors,

JAMES H. BECHT
Secretary

Moline, Illinois
January 12, 2006

DIRECTOR INDEPENDENCE CATEGORICAL STANDARDS
of
DEERE & COMPANY CORPORATE GOVERNANCE POLICIES

NYSE Standards of Independence

A director may not be considered independent if the director does not meet the criteria for independence established by the New York Stock Exchange (NYSE) and applicable law. A director is considered independent under the NYSE criteria if the board finds that the director has no material relationship with the Company. Under the NYSE rules, a director will not be considered independent if, within the past three years:

- the director has been employed by Deere, either directly or through a personal or professional services agreement;

- an immediate family member of the director was employed by Deere as an executive officer;

- the director receives more than $100,000 per year in direct compensation from Deere, other than for service as an interim chairman or CEO and other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service);

- an immediate family member of the director receives more than $100,000 per year in direct compensation from Deere, other than for service as a non-executive employee and other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service);

- the director was affiliated with or employed by Deere's independent auditor;

- an immediate family member of the director was affiliated with or employed in a professional capacity by Deere's independent auditor;

- a Deere executive officer has served on the compensation committee of a company that, at the same time, employed the director or an immediate family member of the director as an executive officer; or

- the director is employed, or the immediate family member of a director is employed as an executive officer of another company and the annual payments to, or received from Deere exceed in any single fiscal year the greater of $1 million or 2% of such other company's consolidated gross annual revenues;

Categorical Standards of Independence

The Board of Directors has established the following additional categorical standards of independence to assist it in making independence determinations:

Business Relationships. Any payments by Deere to a business employing, or 10% or more owned by, a director or an immediate family member of a director for goods or services, or other contractual arrangements, must be made in the ordinary course of business and on substantially the same terms as those prevailing at the time for comparable transactions with non-affiliated persons. The following relationships are not considered material relationships that would impair a director's independence:

- if a director (or an immediate family member of the director) is an officer of another company that does business with Deere and the annual sales to, or purchases from Deere during such company's preceding fiscal year are less than one percent of the gross annual revenues of such company;

- if a director is a partner of or of counsel to a law firm, the director (or an immediate family member of the director) does not personally perform any legal services for Deere, and the annual fees paid to the firm by Deere during such firm's preceding fiscal year does not exceed $100,000;

- if a director is a partner, officer or employee of an investment bank or consulting firm, the director (or an immediate family member of the director) does not personally perform any investment banking or consulting services for Deere, and the annual fees paid to the firm by Deere during such firm's preceding fiscal year does not exceed $100,000.

For purposes of these standards, "Deere" shall mean Deere & Company and its direct and indirect subsidiaries, and "immediate family member" shall have the meaning set forth in the NYSE independence rules, as may be amended from time to time.

Relationships with Not-for-Profit Entities. A director's independence will not be considered impaired solely for the reason that the director or an immediate family member is an officer, director, or trustee of a foundation, university, or other not-for-profit organization that receives from Deere or its foundation during any of the prior three fiscal years, contributions in an amount not exceeding the greater of $1 million or two percent of the not-for profit organization's aggregate annual charitable receipts during the entity's fiscal year. (Any automatic matching of employee charitable contributions by Deere or its foundation is not included in Deere's contributions for this purpose.) All contributions by Deere in excess of $100,000 to not-for-profit entities with which the director is affiliated shall be reported to the Corporate Governance Committee and may be considered in making independence determinations.

DIRECTIONS TO THE DEERE & COMPANY WORLD HEADQUARTERS
One John Deere Place, Moline, Illinois 61265-8098

The annual meeting will be held in the auditorium of the Deere & Company World Headquarters, which is located at One John Deere Place, Moline, Illinois. John Deere Place intersects the north side of John Deere Road east of 70th Street, Moline. The entrance to the World Headquarters and parking are on the east side of the building.

From Chicago (or the east)

Take I-290 (Eisenhower Expressway) west to I-88 West (East-West Tollway) which turns into IL5/John Deere Road. Follow IL5/John Deere Road to John Deere Place. Turn right onto John Deere Place. Follow for about ¼ mile. Turn left onto the World Headquarters grounds. Follow the signs to parking on the east side of the building.

From Des Moines (or the west)

Take I-80 east to exit number 298. Exit onto I-74 East. Follow for about 9¼ miles to the IL5 East/John Deere Road exit (Exit number 4B). Exit onto IL5 East/John Deere Road. Follow IL5/John Deere Road east for 3.3 miles to John Deere Place. Turn left onto John Deere Place. Follow for about ¼ mile. Turn left onto the World Headquarters grounds. Follow the signs to parking on the east side of the building.

From Peoria (or the south)

Take I-74 west to the I-280 West exit. Exit onto I-280 West. Follow for about 10 miles to exit number 18A. Exit onto I-74 West. Follow for about ½ mile to the IL5 East/John Deere Road exit (Exit number 4B). Exit onto IL5 East/John Deere Road. Follow IL5/John Deere Road east for 3.3 miles to John Deere Place. Turn left onto John Deere Place. Follow for ¼ mile. Turn left onto the World Headquarters grounds. Follow the signs to parking on the east side of the building.




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